

Mail Stop 3561

April 19, 2010

Mr. Mark Grewal
Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

      RE: S&W Seed Company
              Amendment to Registration Statement on Form S-1
              File No. 333-164588
              Filed April 12, 2010

Dear Mr. Grewal:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed April 12, 2010

General Comment

1.   We note that you have revised your price range to increase the lower end of the range from $10 to $11 which was formerly the midpoint. The disclosure

throughout your document continues to be based on $11 (see, e.g., Use of Proceeds), which is now the low end of your range. It was unclear to us why your disclosure has not been revised throughout to reflect the midpoint of the range. We further note that in some instances you continue to reflect $11 as the mid-point (see, e.g., Summary Pro Forma Consolidated Balance Sheet Data for S&W Seed at December 31, 3009 on page nine). Please advise or revise.

Risk Factors, page 11

2.	We note your response to comment one from our letter dated March 22, 2010 that the warrants have been revised in response to the comment. However, the revisions made to the warrants do not address whether the company may redeem the warrants at a time when the warrant holders cannot exercise the warrants. Please revise the second risk factor and on page 20 and the subheading to clarify, if true, that the company may redeem the warrants when the warrant holders cannot exercise the warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources

Summary of Cash Flows

Operating Activities, page 39

3.	It appears that the majority of the December 31, 2009 accounts receivable balance due from Genetics International, Inc. remains outstanding. Please revise to provide additional disclosure regarding the nature of this receivable along with a discussion of management's assessment of the collectability of this amount. Your revised disclosure should also explain your business relationship with Genetics International, Inc. in the context of accounts receivable collections.

Business, page 44

4.	Please revise the disclosure in this section to indicate, as you state in your supplemental response to comment 9 from our letter dated March 22, 2010, that you do not have a written agreement with S.C.A.L.E. Ag Services. In addition, please revise the risk factor regarding your dependence on customers to focus on the lack of written agreements with S.C.A.L.E. and Genetics International.

Seed Holding, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, F-15

5.   In our review of your correspondence dated March 26, 2010, we noted your
       conclusion that the restatement of your financial statements as a result of the error
       in your application of purchase accounting to the acquisition of S&W Seed
       Company (a California general partnership) was not considered a material change.
       However, considering the magnitude of this misstatement and the impact of the
       adjustment resulting from the following comment, your financial statements
       appear to be materially misstated. As such, it appears that your financial
       statements should be adjusted accordingly. Please revise or advise.

6.   We note your response to our prior comment 12. Based on our review of the
       Agreement for Sale of Partnership Interests entered into on June 27, 2008, it
       appears that Seed Holding, LLC was obligated to purchase an additional 30%
       interest in S&W Seed Company (a California general partnership) for a fixed
       price (i.e. a 15% interest on June 30, 2009 for $600,000 and a 15% interest on
       June 30, 2010 for $600,000). Although the parties to this agreement may have
       intended for the purchase to be a series of separate transactions, the terms set forth
       in the agreement appear to represent a fixed price forward contract. This would
       result in the entire purchase of the 90% interest being recorded on day one (i.e.
       June 27, 2008) with the remaining 10% recorded as a minority interest (currently
       referred to as a non-controlling interest). Because the forward purchase contract
       requires the holder of a controlling interest to purchase a set number of shares
       from a non-controlling interest holder for cash, it appears the 30% interest to be
       purchased at the applicable closing dates would be recognized as a liability. The
       liability would be recorded at the present value of the price stated in the contract.
       Subsequent adjustments to accrete the liability (i.e. under the effective interest
       method) to the stated amount payable at each closing date under the contract (i.e.
       June 30, 2009 and June 30, 2010) should be recorded to interest expense. Please
       revise or advise. Please refer to guidance in FASB ASC 480-10-55-53 through
       480-10-55-54.

7.   Please revise your financial statements to address the effect of the changes
       resulting from the misapplication of purchase accounting on your subsequent
       acquisition of the 10% interest in S&W Seed Company (a California general
       partnership) completed on December 31, 2009.

8.	In connection with the preceding comments, please provide disclosure regarding the correction of an error in previously issued financial statements in accordance with FASB ASC 250-10-50-7 through 50-11.

Exhibits

9.	Your response to prior comment 16 from our letter dated April 8, 2010 indicates your intention to only redeem the warrants provided there is an effective registration statement covering the exercise of the warrants. Neither the warrant nor the related warrant agreement appear to contain any restrict to this effect. Please advise or revise.

Exhibit 5.1

10.	Please revise your legality opinion to address whether the units and warrants are also legal and binding obligations under the state law covering the warrant agreement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Debra Weiner
           (650) 323-1108